Exhibit 99.1

COLLIERS INTERNATIONAL

GROUP INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Third Quarter

September 30, 2017

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED STATEMENTS OF EARNINGS

(Unaudited)

(in thousands of US dollars, except per share amounts)

	Three months		Nine months
	ended September 30		ended September 30
	2017	2016	2017	2016

Revenues	$574,057	$462,052	$1,541,117	$1,320,696

Cost of revenues (exclusive of depreciation and
amortization shown below)	372,447	301,073	965,059	832,908
Selling, general and administrative expenses	151,062	125,610	440,130	382,235
Depreciation	6,793	6,198	19,236	17,419
Amortization of intangible assets	6,183	5,192	20,148	15,619
Acquisition-related items (note 5)	6,149	352	13,666	2,397
Operating earnings	31,423	23,627	82,878	70,118

Interest expense, net	3,487	2,321	9,708	6,913
Other income, net (note 6)	(332)	(362)	(2,368)	(2,183)
Earnings before income tax	28,268	21,668	75,538	65,388
Income tax expense (note 7)	9,952	8,207	26,194	24,138
Net earnings	18,316	13,461	49,344	41,250

Non-controlling interest share of earnings	5,348	3,286	12,464	11,259
Non-controlling interest redemption increment (note 10)	8,757	671	21,718	6,279
Net earnings attributable to Company	$4,211	$9,504	$15,162	$23,712

Net earnings per common share (note 11)
Basic	$0.11	$0.25	$0.39	$0.61
Diluted	$0.11	$0.24	$0.39	$0.61

The accompanying notes are an integral part of these interim consolidated financial statements.

2

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS

(Unaudited)

(in thousands of US dollars)

	Three months		Nine months
	ended September 30		ended September 30
	2017	2016	2017	2016

Net earnings	$18,316	$13,461	$49,344	$41,250

Foreign currency translation gain	3,008	3,593	12,278	3,979
Unrealized gain (loss) on interest rate swaps	202	-	(208)	-

Comprehensive earnings	21,526	17,054	61,414	45,229

Less: Comprehensive earnings attributable to
non-controlling shareholders	11,097	2,745	21,904	14,245

Comprehensive earnings attributable to Company	$10,429	$14,309	$39,510	$30,984

The accompanying notes are an integral part of these interim consolidated financial statements.

3

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

(in thousands of US dollars)

	September 30, 2017	December 31, 2016
Assets
Current Assets
Cash and cash equivalents	$109,822	$113,148
Accounts receivable, net of allowance of $29,700 (December 31, 2016 - $23,431)	319,741	311,020
Unbilled revenues	32,223	36,588
Income tax recoverable	14,764	8,482
Prepaid expenses and other current assets	55,912	37,084
	532,462	506,322

Other receivables	10,142	10,203
Other assets	58,517	38,657
Fixed assets	80,538	65,274
Deferred income tax, net	67,452	82,252
Intangible assets	185,267	139,557
Goodwill	451,072	348,006
	852,988	683,949
	$1,385,450	$1,190,271

Liabilities and shareholders' equity
Current Liabilities
Accounts payable	$83,622	$83,617
Accrued liabilities	406,665	399,759
Income taxes payable	13,722	15,940
Unearned revenues	12,462	4,066
Long-term debt - current (note 8)	2,245	1,961
Contingent acquisition consideration - current (note 9)	20,498	4,884
	539,214	510,227

Long-term debt - non-current (note 8)	369,651	260,537
Contingent acquisition consideration (note 9)	33,419	27,382
Deferred rent	24,371	21,241
Other liabilities	11,934	8,986
Deferred income tax, net	16,326	14,582
	455,701	332,728
Redeemable non-controlling interests (note 10)	140,210	134,803

Shareholders' equity
Common shares	405,318	399,774
Contributed surplus	50,277	51,540
Deficit	(160,615)	(174,311)
Accumulated other comprehensive loss	(50,666)	(71,273)
Total Company shareholders' equity	244,314	205,730
Non-controlling interests	6,011	6,783
Total shareholders' equity	250,325	212,513
	$1,385,450	$1,190,271

The accompanying notes are an integral part of these interim consolidated financial statements.

4

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Unaudited)

(in thousands of US dollars, except share information)

	Common shares				Accumulated
	Issued and				other	Non-	Total
	outstanding		Contributed		comprehensive	controlling	shareholders'
	shares	Amount	surplus	Deficit	loss	interests	equity

Balance, December 31, 2016	38,648,461	$399,774	$51,540	$(174,311)	$(71,273)	$6,783	$212,513

Cumulative effect adjustment:
Tax benefit on stock-based
compensation (note 3)	-	-	-	476	-	-	476

Net earnings	-	-	-	49,344	-	-	49,344
Foreign currency translation gain	-	-	-	-	12,278	-	12,278
Unrealized loss on interest rate
swaps	-	-	-	-	(208)	-	(208)
Other comprehensive earnings
attributable to NCI	-	-	-	-	8,537	430	8,967
NCI share of earnings	-	-	-	(12,464)	-	2,811	(9,653)
NCI redemption increment	-	-	-	(21,718)	-	-	(21,718)
Distributions to NCI	-	-	-	-	-	(2,941)	(2,941)
Acquisition of businesses, net	-	-	-	-	-	(1,072)	(1,072)

Subsidiaries’ equity transactions	-	-	(3,499)	-	-	-	(3,499)

Subordinate Voting Shares:
Stock option expense	-	-	3,411	-	-	-	3,411
Stock options exercised	229,525	5,544	(1,175)	-	-	-	4,369
Common share dividends	-	-	-	(1,942)	-	-	(1,942)
Balance, September 30, 2017	38,877,986	$405,318	$50,277	$(160,615)	$(50,666)	$6,011	$250,325

The accompanying notes are an integral part of these interim consolidated financial statements.

5

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(in thousands of US dollars)

	Three months ended		Nine months ended
	September 30		September 30
	2017	2016	2017	2016
Cash provided by (used in)

Operating activities
Net earnings	$18,316	$13,461	$49,344	$41,250

Items not affecting cash:
Depreciation and amortization	12,976	11,390	39,384	33,038
Deferred income tax	772	1,664	4,138	5,751
Earnings from equity method investments	(374)	(301)	(1,045)	(688)
Stock option expense	938	471	3,411	2,489
Other	9,995	4,881	24,237	11,440

Net changes from operating assets / liabilities
Accounts receivable	1,443	13,877	12,269	25,136
Unbilled revenues	(1,837)	(2,537)	6,873	(3,172)
Prepaid expenses and other current assets	(69)	3,550	(5,514)	(1,338)
Accounts payable	(3,461)	(1,851)	(8,015)	(6,002)
Accrued liabilities	50,053	21,351	(66,812)	(59,333)
Unearned revenues	1,728	(1,653)	7,451	(629)
Other liabilities	(1,414)	225	3,365	591
Contingent acquisition consideration paid	(812)	(591)	(1,113)	(591)
Net cash provided by operating activities	88,254	63,937	67,973	47,942

Investing activities
Acquisitions of businesses, net of cash acquired (note 4)	(4,162)	(26,006)	(55,165)	(72,332)
Purchases of fixed assets	(8,378)	(5,560)	(28,879)	(16,242)
Advisor loans issued	(16,722)	(2,003)	(30,734)	(17,091)
Other investing activities	(1,047)	(2,360)	(4,056)	(1,192)
Net cash used in investing activities	(30,309)	(35,929)	(118,834)	(106,857)

Financing activities
Increase in long-term debt	28,329	56,676	281,779	184,068
Repayment of long-term debt	(83,746)	(59,406)	(179,843)	(100,310)
Purchase of non-controlling interests, net	(5,280)	(9,282)	(35,156)	(12,919)
Contingent acquisition consideration paid	(1,143)	(425)	(3,582)	(1,181)
Proceeds received on exercise of stock options	660	240	4,370	1,974
Dividends paid to common shareholders	(1,942)	(1,931)	(3,875)	(3,471)
Distributions paid to non-controlling interests	(6,514)	(3,130)	(17,506)	(13,389)
Financing fees paid	37	-	(1,634)	-
Net cash (used in) provided by financing activities	(69,599)	(17,258)	44,553	54,772

Effect of exchange rate changes on cash	(1,508)	1,478	2,982	(3,097)

(Decrease) increase in cash and cash equivalents	(13,162)	12,228	(3,326)	(7,240)
Cash and cash equivalents, beginning of period	122,984	96,682	113,148	116,150

Cash and cash equivalents, end of period	$109,822	$108,910	$109,822	$108,910

The accompanying notes are an integral part of these interim consolidated financial statements.

6

COLLIERS INTERNATIONAL GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2017

(Unaudited)

(in thousands of US dollars, except per share amounts)

1.       DESCRIPTION OF THE BUSINESS – Colliers International Group Inc. (“Colliers” or the “Company”) provides commercial real estate services to corporate and institutional clients in 33 countries around the world (68 countries including affiliates and franchisees). Colliers’ primary services are outsourcing and advisory services, lease brokerage and sales brokerage. Operationally, Colliers is organized into three geographic regions – Americas; Europe, Middle East and Africa (“EMEA”); and Asia Pacific.

2.       SUMMARY OF PRESENTATION – These unaudited Interim Consolidated Financial Statements (the “Financial Statements”) have been prepared by the Company in accordance with disclosure requirements for the presentation of interim financial information. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America have been condensed or omitted in accordance with such disclosure requirements, although the Company believes that the disclosures are adequate to make the information not misleading. These Financial Statements should be read in conjunction with the audited consolidated financial statements of Colliers for the year ended December 31, 2016.

These Financial Statements follow the same accounting policies as the most recent audited consolidated financial statements of Colliers, except as noted in Note 3. In the opinion of management, the Financial Statements contain all adjustments necessary to a fair statement of the financial position of the Company as at September 30, 2017 and the results of operations and its cash flows for the three month and nine month periods ended September 30, 2017 and 2016. All such adjustments are of a normal recurring nature. The results of operations for the three and nine month periods ended September 30, 2017 are not necessarily indicative of the results to be expected for the year ending December 31, 2017.

3.       IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

Recently adopted accounting guidance

In November 2015, the FASB issued ASU No. 2015-17, Balance Sheet Classification of Deferred Taxes. This ASU simplifies the presentation of all tax assets and liabilities by no longer requiring an allocation between current and non-current. All deferred tax assets and liabilities, along with any related valuation allowance are to be classified as non-current on the balance sheet. The Company adopted this ASU effective January 1, 2017 using the retrospective transition method. The impact of the change on the December 31, 2016 consolidated balance sheet was to (i) reduce current deferred income tax assets by $18,314; (ii) increase non-current deferred income tax assets by $13,806; (iii) reduce current deferred income tax liabilities by $376 and (iv) reduce non-current deferred income tax liabilities by $4,132.

In March 2016, the FASB issued ASU No. 2016-09, Compensation - Stock Compensation: Improvements to Employee Share-Based Payment Accounting. This ASU simplifies how share-based payments are accounted for and presented. Income tax expense is expected to be impacted as entities are required to record all of the tax effects related to share-based payments at settlement through the income statement. This standard removes the requirement to delay recognition of a windfall tax benefit until it reduces taxes payable and instead records the benefit when it arises. The standard also permits entities to make an accounting policy election for the impact of forfeitures by allowing them to be estimated, as required today, or recognized when they occur. The Company adopted this ASU effective January 1, 2017, using the modified retrospective transition method with (i) a cumulative effect adjustment of $476 to increase retained earnings and (ii) the forfeiture rate continuing to be estimated.

7

Recently issued accounting guidance, not yet adopted

Beginning in May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers, as well as several related ASUs (collectively, the “Revenue Guidance”). The Revenue Guidance clarifies the principles for recognizing revenue and develops a common revenue standard for GAAP and International Financial Reporting Standards (“IFRS”). The Company will adopt the Revenue Guidance effective January 1, 2018 using the full retrospective transition method. The Company has assessed each of its revenue streams for the possible impact of the Revenue Guidance and based on the assessment, its application will result in the following:

(i)	Acceleration of revenues that are based, in part, on future contingent events. Lease brokerage revenues in certain countries where the Company operates will be recognized earlier. Under the new guidance, the Company’s performance obligation will typically be satisfied upon lease execution, and therefore revenues that are earned under arrangements that contain future contingent events will be recognized earlier so long as it is not subject to significant risk of reversal. Under existing GAAP, such revenues are deferred until the related contingency (e.g. tenant occupancy) is resolved. This change will result in earlier recognition of revenue, the related cost of revenue and earnings.
(ii)	An increase in the proportion of reimbursable expenses related to the Company’s property management activities accounted for as revenue on a gross basis. Under the new guidance, principal vs. agent indicators were revised with a focus on control over services provided by third-party service providers. This will result in an increase in revenue and a corresponding increase in cost of revenue, with no impact on earnings.
(iii)	Expanded disclosure related to revenue from contracts, particularly surrounding contract assets and liabilities.

In February 2016, the FASB issued ASU No. 2016-02, Leases. This ASU affects all aspects of lease accounting and has a significant impact to lessees as it requires the recognition of a right-of use asset and a lease liability for virtually all leases including operating leases. In addition to balance sheet recognition, additional quantitative and qualitative disclosures will be required. The Company has catalogued and abstracted key terms of its leases and has selected a software solution to assist with the additional accounting and disclosures required. The Company’s assets and liabilities will be impacted by the recognition of a right-of-use asset and lease liability. Related balance sheet ratios will also be impacted. Covenant ratio calculations under the Company’s revolving credit facility will however not be impacted, as they will continue to be based on the accounting standards in place as of September 30, 2016. The Company will adopt this ASU effective January 1, 2019, using the modified retrospective transition method.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows – Classification of Certain Cash Receipts and Cash Payments. This ASU reduces diversity in how certain transactions are classified in the statement of cash flows. Under this guidance contingent consideration payments made soon after an acquisition’s closing date should be classified as cash outflows for investing activities. This standard is effective for annual and interim periods beginning after December 15, 2017, with early adoption permitted. The Company is currently assessing the impact of this standard on its financial statements. The Company will adopt this ASU effective January 1, 2018, using the retrospective transition method.

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations – Clarifying the Definition of a Business which clarifies and simplifies the definition of a business. Under this guidance, when substantially all of the fair value of gross assets acquired is concentrated in a single asset (or group of similar assets), the assets acquired would not represent a business. This will likely result in more acquisitions being accounted for as asset purchases which impacts many areas of accounting such as acquisitions, disposals, goodwill impairment and consolidation. This standard is effective for annual and interim periods beginning after December 15, 2017, with early adoption permitted. The Company will adopt this ASU effective January 1, 2018, using prospective application.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles – Goodwill and Other: Simplifying the Accounting for Goodwill Impairment to remove Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. Under this guidance, a goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The standard is effective for annual and interim periods beginning after December 15, 2019, with early adoption permitted. The Company is currently assessing the impact of this ASU on its financial statements.

8

4.       ACQUISITIONS – During the nine months ended September 30, 2017, the Company acquired controlling interests in six businesses, three operating in the Americas (Northern California & Nevada; Michigan; Minnesota), two operating in EMEA (United Kingdom; Denmark), and one operating in Asia Pacific (Australia). The acquisition date fair value of consideration transferred was as follows: cash of $55,165 (net of cash acquired of $40,747) and contingent consideration of $19,556. The Company recognized goodwill of $77,199 and intangible assets of $57,792 as a result of these transactions. The primary factors contributing to goodwill are assembled workforces, synergies with existing operations and future growth prospects. Acquired intangible assets consist of customer relationships, revenue backlog and property management contracts with estimated useful lives ranging from 3 months to 10 years. These acquisitions were accounted for by the acquisition method of accounting for business combinations and accordingly, the consolidated statements of earnings do not include any revenues or expenses related to these acquisitions prior to their respective closing dates.

During the nine months ended September 30, 2016, the Company acquired controlling interests in nine businesses for cash consideration of $72,332 and contingent consideration of $9,299.

Certain vendors, at the time of acquisition, are entitled to receive a contingent consideration payment if the acquired businesses achieve specified earnings levels during the one- to five-year periods following the dates of acquisition. The ultimate amount of payment is determined based on a formula, the key inputs to which are (i) a contractually agreed maximum payment; (ii) a contractually specified revenue or earnings level and (iii) the actual revenue or earnings for the contingency period. If the acquired business does not achieve the specified revenue or earnings level, the maximum payment is reduced for any shortfall, potentially to nil.

Unless it contains an element of compensation, contingent consideration is recorded at fair value on the acquisition date and is re-measured to fair value each subsequent reporting period. The fair value recorded on the consolidated balance sheet as at September 30, 2017 was $53,917 (see Note 9). Contingent consideration with a compensatory element is recognized on a straight-line basis over the term of the contingent consideration arrangement. The liability recorded on the balance sheet for the compensatory element of contingent consideration arrangements as of September 30, 2017 was $10,809. The estimated range of outcomes (undiscounted) for all contingent consideration arrangements, including those with an element of compensation, is $82,696 to a maximum of $97,289. The contingencies will expire during the period extending to January 2022.

5.       ACQUISITION-RELATED ITEMS - Acquisition-related expense is comprised of the following:

	Three months ended		Nine months ended
	September 30		September 30
	2017	2016	2017	2016

Transaction costs	$2,951	$181	$5,254	$1,051
Contingent consideration fair value adjustments	1,303	(936)	2,441	(2,811)
Contingent consideration compensation expense	1,895	1,107	5,971	4,157
	$6,149	$352	$13,666	$2,397

6.       OTHER INCOME - Other (income) expense is comprised of the following:

	Three months ended		Nine months ended
	September 30		September 30
	2017	2016	2017	2016

Disposal loss (gain), net	$63	$259	$(860)	$(1,079)
Unusual gain	(21)	(320)	(463)	(416)
Equity earnings	(374)	(301)	(1,045)	(688)
	$(332)	$(362)	$(2,368)	$(2,183)

9

7.       INCOME TAX – The provision for income tax for the nine months ended September 30, 2017 reflected an effective tax rate of 34.7% (2016 - 36.9%) relative to the combined statutory rate of approximately 26.5% (2016 - 26.5%). The current tax rate of both current period and the prior period was impacted by foreign tax rate differential and non-deductible expenses.

8.       LONG-TERM DEBT – On January 18, 2017, the Company entered into the amended and restated credit agreement with a syndicate of banks to provide a multi-currency revolving credit facility (the “Facility”) of $700,000. The Facility has a 5-year term ending January 18, 2022 and bears interest at floating reference rates plus an applicable margin of 1.50% to 2.75%, depending on certain leverage ratios. The Facility requires a commitment fee of 0.30% to 0.55% of the unused portion, depending on certain leverage ratios. At any time during the term, the Company has the right to increase the Facility by up to $150,000 on the same terms and conditions as the original Facility.

The Company has granted the banks various collateral including an interest in all of the assets of the Company. The Company is required to maintain certain covenant ratios including financial leverage and interest coverage. The Company was in compliance with these covenants as of September 30, 2017. The Company is limited from undertaking certain mergers, acquisitions and dispositions without prior approval.

9.       FAIR VALUE MEASUREMENTS – The following table provides the financial assets and liabilities carried at fair value measured on a recurring basis as of September 30, 2017:

		Fair value measurements at September 30, 2017
	Carrying value	Level 1	Level 2	Level 3

Contingent consideration liability	$53,917	$-	$-	$53,917
Interest rate swap liability	$282	$-	$282	$-

On April 11, 2017, the Company entered into interest rate swap agreements to convert the LIBOR floating interest rate on $100,000 of US dollar denominated debt into a fixed interest rate of 1.897% plus the applicable margin. The term of the swaps match the maturity of the underlying Facility, with a maturity of January 18, 2022. The swaps are being accounted for as cash flow hedges and are measured at fair value on the balance sheet within “Other liabilities”. Gains or losses on the swaps, which are determined to be effective as hedges, are reported in other comprehensive income.

The fair value of the interest rate swaps was determined using widely accepted valuation techniques.

The inputs to the measurement of the fair value of contingent consideration related to acquisitions are Level 3 inputs. The fair value measurements were made using a discounted cash flow model; significant model inputs were expected future operating cash flows (determined with reference to each specific acquired business) and discount rates (which range from 5.0% to 10.1%, with a weighted average of 9.3%). The wide range of discount rates is attributable to level of risk related to economic growth factors combined with the length of the contingent payment periods; and the dispersion was driven by unique characteristics of the businesses acquired and the respective terms for these contingent payments. Within the range of discount rates, there is data point concentration at the 9.4% and 10.1% levels. A 2% increase in the weighted average discount rate would reduce the fair value of contingent consideration by $2,400.

Changes in the fair value of the contingent consideration liability are comprised of the following:

2017
Balance, January 1	$32,266
Amounts recognized on acquisitions	21,486
Fair value adjustments	2,441
Resolved and settled in cash	(3,883)
Other	1,607
Balance, September 30	$53,917

Less: Current portion	20,498
Non-current portion	$33,419

10

10.       REDEEMABLE NON-CONTROLLING INTERESTS – The minority equity positions in the Company’s subsidiaries are held by subsidiary management teams and are referred to as redeemable non-controlling interests (“RNCI”). The RNCI are considered to be redeemable securities. Accordingly, the RNCI is recorded at the greater of (i) the redemption amount or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. This amount is recorded in the “mezzanine” section of the balance sheet, outside of shareholders’ equity. Changes in the RNCI amount are recognized immediately as they occur. The following table provides a reconciliation of the beginning and ending RNCI amounts:

2017

Balance, January 1	$134,803
RNCI share of earnings	9,653
RNCI redemption increment	21,718
Distributions paid to RNCI	(12,224)
Purchases of interests from RNCI, net	(29,998)
RNCI recognized on business acquisitions	16,258
Balance, September 30	$140,210

The Company has shareholders’ agreements in place at each of its non-wholly owned subsidiaries. These agreements allow the Company to “call” the non-controlling interest at a price determined with the use of a formula price, which is usually equal to a fixed multiple of average annual net earnings before extraordinary items, income taxes, interest, depreciation, and amortization. The agreements also have redemption features which allow the owners of the RNCI to “put” their equity to the Company at the same price subject to certain limitations. The formula price is referred to as the redemption amount and may be paid in cash or in Subordinate Voting Shares of the Company. The redemption amount as of September 30, 2017 was $128,879. The redemption amount is lower than that recorded on the balance sheet as the formula prices of certain RNCI are lower than the amount initially recorded at the inception of the minority equity position. If all put or call options were settled with Subordinate Voting Shares as at September 30, 2017, approximately 2,600,000 such shares would be issued; this would be accretive to net earnings per common share.

Increases or decreases to the formula price of the underlying shares are recognized in the statement of earnings as the NCI redemption increment.

11.       NET EARNINGS (LOSS) PER COMMON SHARE – Earnings per share calculations cannot be anti-dilutive, therefore diluted shares are not used in the denominator when the numerator is in a loss position. The following table reconciles the basic and diluted common shares outstanding:

	Three months ended		Nine months ended
(in thousands)	September 30		September 30
	2017	2016	2017	2016

Basic shares	38,860	38,601	38,804	38,584
Assumed exercise of Company stock options	489	349	460	275
Diluted shares	39,349	38,950	39,264	38,859

12.       STOCK-BASED COMPENSATION

Company stock option plan

The Company has a stock option plan for certain directors, officers and key full-time employees of the Company and its subsidiaries, other than its Chairman & CEO. Options are granted at the closing market price for the underlying shares on the day immediately prior to the date of grant. Each option vests over a four-year term, expires five years from the date granted and allows for the purchase of one Subordinate Voting Share. All Subordinate Voting Shares issued are new shares. As at September 30, 2017, there were 564,625 options available for future grants.

11

Grants under the Company’s stock option plan are equity-classified awards.

There were 430,000 stock options granted during the nine months ended September 30, 2017 (2016 - 355,000). Stock option activity for the nine months ended September 30, 2017 was as follows:

			Weighted average
		Weighted	remaining
	Number of	average	contractual life	Aggregate
	options	exercise price	(years)	intrinsic value

Shares issuable under options -
Beginning of period	1,602,850	$30.31
Granted	430,000	45.60
Exercised	(229,525)	19.04
Forfeited	(13,875)	40.10
Shares issuable under options -
End of period	1,789,450	$35.35	2.89	$25,694
Options exercisable - End of period	678,875	$30.68	2.07	$12,914

The amount of compensation expense recorded in the statement of earnings for the nine months ended September 30, 2017 was $3,411 (2016 - $2,489). As of September 30, 2017, there was $5,403 of unrecognized compensation cost related to non-vested awards which is expected to be recognized over the next 4 years. During the nine month period ended September 30, 2017, the fair value of options vested was $3,238 (2016 - $2,888).

13.       CONTINGENCIES – In the normal course of operations, the Company is subject to routine claims and litigation incidental to its business. Litigation currently pending or threatened against the Company includes disputes with former employees and commercial liability claims related to services provided by the Company. The Company believes resolution of such proceedings, combined with amounts set aside, will not have a material impact on the Company’s financial condition or the results of operations.

Pursuant to an agreement approved in February 2004 and restated on June 1, 2015, the Company agreed that it will make payments to Jay S. Hennick, its Chairman & Chief Executive Officer (“CEO”), that are contingent upon the arm’s length sale of control of the Company or upon a distribution of the Company’s assets to shareholders. The payment amounts will be determined with reference to the price per Subordinate Voting Share received by shareholders upon an arm’s length sale or upon a distribution of assets. The right to receive the payments may be transferred among members of the Chairman & CEO’s family, their holding companies and trusts. The agreement provides for the Chairman & CEO to receive each of the following two payments. The first payment is an amount equal to 5% of the product of: (i) the total number of Subordinate and Multiple Voting Shares outstanding on a fully diluted basis at the time of the sale and (ii) the per share consideration received by holders of Subordinate and Multiple Voting Shares minus a base price of C$3.324. The second payment is an amount equal to 5% of the product of (i) the total number of shares outstanding on a fully diluted basis at the time of the sale and (ii) the per share consideration received by holders of Subordinate Voting Shares minus a base price of C$6.472. Assuming an arm’s length sale of control of the Company took place on September 30, 2017, the amount required to be paid to the Chairman & CEO, based on a market price of C$61.90 per Subordinate Voting Share, would be US$185,752.

14.       SEGMENTED INFORMATION – Colliers identified three reportable operating segments, which are grouped geographically and based on the manner in which the segments are managed. Management assesses each segment’s performance based on operating earnings or operating earnings before depreciation and amortization. Corporate includes the costs of global administrative functions and the corporate head office.

12

OPERATING SEGMENTS

			Asia
	Americas	EMEA	Pacific	Corporate	Consolidated

Three months ended September 30

2017
Revenues	$330,930	$129,682	$113,029	$416	$574,057
Depreciation and amortization	6,925	4,155	1,459	437	12,976
Operating earnings (loss)	19,426	6,278	12,654	(6,935)	31,423

2016
Revenues	$256,466	$106,601	$98,623	$362	$462,052
Depreciation and amortization	5,820	3,349	1,433	788	11,390
Operating earnings (loss)	16,307	(363)	11,636	(3,953)	23,627

			Asia
	Americas	EMEA	Pacific	Corporate	Consolidated

Nine months ended September 30

2017
Revenues	$907,717	$337,496	$294,506	$1,398	$1,541,117
Depreciation and amortization	21,567	12,395	4,177	1,245	39,384
Operating earnings (loss)	53,055	16,846	28,907	(15,930)	82,878

2016
Revenues	$729,975	$322,693	$267,186	$842	$1,320,696
Depreciation and amortization	15,964	10,950	3,976	2,148	33,038
Operating earnings (loss)	55,847	5,495	22,697	(13,921)	70,118

GEOGRAPHIC INFORMATION

	Three months ended		Nine months ended
	September 30		September 30
	2017	2016	2017	2016

United States
Revenues	$245,211	$182,912	$682,776	$523,515
Total long-lived assets			279,123	180,727

Canada
Revenues	$76,411	$64,699	$200,176	$184,501
Total long-lived assets			59,496	52,901

Euro currency countries
Revenues	$69,134	$62,001	$174,332	$178,337
Total long-lived assets			190,207	188,649

Australia
Revenues	$63,430	$55,571	$163,176	$146,146
Total long-lived assets			50,723	45,962

United Kingdom
Revenues	$38,491	$29,284	$104,680	$91,975
Total long-lived assets			75,710	60,465

Other
Revenues	$81,380	$67,585	$215,977	$196,222
Total long-lived assets			61,619	33,197

Consolidated
Revenues	$574,057	$462,052	$1,541,117	$1,320,696
Total long-lived assets			716,878	561,901

13

COLLIERS INTERNATIONAL GROUP INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE nine MONTH PERIOD ENDED September 30, 2017

(in US dollars)

November 2, 2017

The following Management’s Discussion and Analysis (“MD&A”) should be read together with the unaudited interim consolidated financial statements of Colliers International Group Inc. (the “Company” or “Colliers”) for the three and nine month periods ended September 30, 2017 and the Company’s audited consolidated financial statements and MD&A for the year ended December 31, 2016. The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). All financial information herein is presented in United States dollars.

The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators (the "CSA"). Under the US/Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. This MD&A provides information for the three and nine month periods ended September 30, 2017 up to and including November 2, 2017.

Additional information about the Company can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Consolidated review

We reported strong revenue growth for the third quarter ended September 30, 2017 due to a combination of recent business acquisitions and internal growth. Consolidated revenue growth relative to the same quarter in the prior year was 24% (22% measured in local currencies). Net earnings per share were $0.11, versus $0.24 in the prior year quarter, with the current period impacted by a significant increase in the non-controlling interest redemption increment related to the quarterly balance sheet revaluation of non-controlling interests. Adjusted earnings per share, which excludes the non-controlling interest redemption increment (among other items - see “Reconciliation of non-GAAP measures” below) for the third quarter was $0.61, up 53% from $0.40 in the prior year quarter. Both adjusted earnings per share and GAAP net earnings per share for the third quarter would have been approximately $0.03 lower excluding changes in foreign exchange rates.

To date in 2017, the Company has acquired controlling interests in seven businesses, four operating in the Americas (Northern California & Nevada; Michigan; Minnesota; Washington, D.C.), two operating in EMEA (United Kingdom; Denmark) and one operating in the Asia Pacific region (Australia). For the six acquisitions that were completed prior to September 30, 2017 the total initial cash consideration (net of cash acquired) was $55.2 million.

In September 2017, we announced that we commenced Company-owned operations in Japan, the world’s third largest economy, with the intention of accelerating growth and enhancing our existing brand presence.

For both the three and nine months ended September 30, 2017, revenue growth was led by (i) Sales and Lease Brokerage in the Americas region from a combination of acquisitions and internal growth and (ii) a rebound in internal Sales Brokerage activity in the EMEA region, relative to unusually low activity levels in the prior year period in the aftermath of the June 2016 UK “Brexit” vote.

14

	Three months ended				Nine months ended
(in thousands of US$)	September 30		Growth	Growth	September 30		Growth	Growth
(LC = local currency)	2017	2016	in US$ %	in LC %	2017	2016	in US$ %	in LC %

Outsourcing & Advisory	$197,600	180,223	10%	8%	$558,798	519,850	7%	8%
Lease Brokerage	188,021	147,958	27%	25%	499,259	412,650	21%	21%
Sales Brokerage	188,436	133,871	41%	38%	483,059	388,196	24%	24%

Total revenues	$574,057	462,052	24%	22%	$1,541,117	1,320,696	17%	17%

Results of operations - three months ended September 30, 2017

Revenues for our third quarter were $574.1 million, 24% higher than the comparable prior year quarter (22% measured in local currencies). Recent business acquisitions contributed 13% to revenue growth and internally generated revenues measured in local currencies were up 9%.

Operating earnings for the third quarter were $31.4 million, versus $23.6 million in the prior year period. The operating earnings margin was 5.5% versus 5.1% in the prior year quarter, primarily attributable to stronger revenues in the EMEA region, which experienced a significant slowdown in the prior year period after the June 2016 “Brexit” vote. Adjusted EBITDA (see “Reconciliation of non-GAAP measures” below) for the third quarter was $52.2 million, up 39% versus $37.6 million reported in the prior year quarter. Our Adjusted EBITDA margin was 9.1% of revenues, compared to 8.1% in the prior year quarter.

Depreciation expense was $6.8 million, versus $6.2 million recorded in the prior year quarter, with the increase attributable to investments to renew and expand office premises in the past year.

Amortization expense was $6.2 million, versus $5.2 million recorded in the prior year quarter, as a result of additional intangible assets acquired in conjunction with recent business acquisitions.

Net interest expense was $3.5 million, versus $2.3 million recorded in the prior year quarter, attributable to increased borrowings over the past year to fund business acquisitions, an increase in floating reference rates, and the impact of floating to fixed interest rate swaps implemented in April 2017. The average interest rate on debt during the quarter was 3.3%, an increase from 2.7% in the prior year quarter.

Consolidated income tax expense for the quarter was $10.0 million, relative to $8.2 million the prior year quarter, reflecting effective tax rates of 35% and 38%, respectively. The tax rate for the prior year period was impacted by the geographic mix of earnings, with more earnings in higher tax jurisdictions.

Net earnings for the quarter were $18.3 million, versus $13.5 million in the prior year quarter. The current period’s results were attributable to revenue growth and margin improvement, particularly in EMEA.

The Americas region’s revenues totalled $330.9 million for the third quarter compared to $256.5 million in the prior year quarter, up 29% (28% on a local currency basis). Local currency revenue growth was comprised of 20% growth from recent acquisitions and 8% internal growth. Internal growth for the quarter was driven by Lease Brokerage, with several large office leasing transactions completed in major markets, and strong growth across all service lines in Canada. Adjusted EBITDA was $29.1 million, versus $22.6 million in the prior year quarter, up 29%. GAAP operating earnings were $19.4 million, versus $16.3 million in the prior year period.

EMEA region revenues totalled $129.7 million for the third quarter compared to $106.6 million in the prior year quarter, up 22% (18% on a local currency basis). Local currency revenue growth was comprised of 7% growth from recent acquisitions and 11% internal revenue growth. Internal revenues benefitted from very strong Sales Brokerage activity in the UK and the rest of Western Europe, relative to unusually low activity levels in the prior year period in the aftermath of the June 2016 “Brexit” vote. Foreign exchange tailwinds with respect to the UK pound sterling positively affected results on a US dollar reporting currency basis. Adjusted EBITDA was $11.2 million, versus $4.5 million in the prior year quarter, reflecting operating leverage from higher revenues and revenue mix. GAAP operating earnings were $6.3 million, versus a loss of $0.4 million in the prior year quarter.

15

Asia Pacific region revenues totaled $113.0 million for the third quarter compared to $98.6 million in the prior year quarter, up 15% (12% on a local currency basis). Local currency revenue growth was comprised of 1% growth from recent acquisitions and 11% internal revenue growth, with notable increases in Sales Brokerage in Hong Kong and China, as well as Outsourcing & Advisory throughout the region. Foreign exchange tailwinds with respect to the Australian dollar positively affected results on a US dollar reporting currency basis. Adjusted EBITDA was $14.2 million, up from $13.2 million in the prior year quarter, reflecting revenue growth as well as startup costs of our new Japan operation. GAAP operating earnings were $12.7 million, versus $11.6 million in the prior year period.

Global corporate segment costs as reported in adjusted EBITDA were $2.2 million in the third quarter, relative to $2.6 million in the prior year period. The corporate GAAP operating loss for the third quarter was $6.9 million, relative to $4.0 million in the prior period, with the current quarter impacted by incremental acquisition-related expenses.

Results of operations - nine months ended September 30, 2017

Revenues for the nine months ended September 30, 2017 were $1.54 billion, 17% higher than the comparable prior year period (17% measured in local currencies). Business acquisitions contributed 13% to local currency revenue growth and internally generated revenues were up 4%.

Operating earnings for the nine month period were $82.9 million, relative to $70.1 million in the prior year period. Our operating earnings margin for the nine months ended September 30, 2017 was 5.4% versus 5.3% in the period year period. Year to date Adjusted EBITDA (see “Reconciliation of non-GAAP measures” below) was $141.1 million, up 25% versus $112.6 million reported in the prior year period. Our Adjusted EBITDA margin was 9.2% of revenues versus 8.5% of revenues in the prior year period, primarily due to operating leverage in the EMEA and Asia Pacific regions and the favorable impact of acquisitions.

We recorded depreciation expense of $19.2 million for the nine month period relative to $17.4 million for the comparable prior year period. The increase was attributable to investments to renew and expand office leaseholds in major markets during the past year.

We recorded amortization expense of $20.1 million for the nine month period relative to $15.6 million for the prior year period. The increase was attributable to intangible assets acquired in conjunction with recent business acquisitions.

Net interest expense for the nine month period was $9.7 million, up from $6.9 million recorded in the prior year period. The increase was attributable to incremental borrowings over the past year to fund business acquisitions, an increase in floating reference rates, and the impact of floating to fixed interest rate swaps implemented in April 2017. The average interest rate on debt during the period was 3.1%, versus 2.8% in the prior year period.

Consolidated income tax expense for the nine month period was $26.2 million, relative to $24.1 million in the prior year period, reflecting effective tax rates of 35% and 37%, respectively. The effective tax rate in both periods was impacted by foreign tax rate differential and non-deductible expenses. The effective tax rate for the full year is expected to be approximately 35%.

Net earnings for the nine month period were $49.3 million, versus $41.3 million in the prior year period. The current period’s results were attributable to strong revenue growth from acquisitions and internally.

The Americas region’s revenues totalled $907.7 million for the nine months ended September 30, 2017 compared to $730.0 million in the prior year quarter, up 24% (24% on a local currency basis). Local currency revenue growth was comprised of 20% growth from recent acquisitions and 4% internal growth. Adjusted EBITDA was $82.5 million, up 14% versus $72.5 million reported in the prior year period with the margin impacted by recent investments in people to add new service line capabilities in the US. GAAP operating earnings were $53.1 million, versus $55.8 million in the prior year period, impacted by amortization of intangible assets acquired in connection with recent business acquisitions as well as acquisition related costs incurred in the current period.

16

EMEA region revenues totalled $337.5 million for the nine months ended September 30, 2017 compared to $322.7 million in the prior year quarter, up 5% (7% on a local currency basis). Local currency revenue growth was comprised of 7% growth from recent acquisitions and flat internal revenues. Internal revenues were impacted by a decline in Outsourcing & Advisory activity during the first half of the year, particularly in France with several large project management assignments in the prior year period involving the supply and installation of materials at lower margins than other revenue types. Offsetting this was a rebound in Sales Brokerage during the third quarter, as noted above. Foreign exchange headwinds with respect to the UK pound sterling negatively affected results on a US dollar reporting currency basis. Adjusted EBITDA was $32.2 million, versus $21.0 million in the prior year period, driven by changes in revenue mix and recent acquisitions. GAAP operating earnings were $16.8 million, versus $5.5 million in the prior year period.

Asia Pacific region revenues totalled $294.5 million for the nine months ended September 30, 2017 compared to $267.2 million in the prior year period, up 10% (8% on a local currency basis), with growth driven by internal gains in all three service lines. Adjusted EBITDA was $33.3 million, up from $26.9 million in the prior year quarter, benefitting from operating leverage from higher revenues. GAAP operating earnings were $28.9 million, versus $22.7 million in the prior year period.

Global corporate segment costs as presented in adjusted EBITDA were $6.8 million in the nine months ended September 30, 2017, relative to $7.8 million in the prior year period. The corporate GAAP operating loss for the period was $15.9 million, relative to $13.9 million in the prior period, with the current period impacted by incremental acquisition-related expenses and the prior period impacted by restructuring costs related to the consolidation of global leadership to Toronto.

Summary of quarterly results (unaudited)

The following table sets forth our unaudited quarterly consolidated results of operations data. The information in the table below has been derived from unaudited interim consolidated financial statements that, in management’s opinion, have been prepared on a consistent basis and include all adjustments necessary for a fair presentation of information. The information below is not necessarily indicative of results for any future quarter.

17

Quarter	Q1	Q2	Q3	Q4
(in thousands of US$, except per share amounts)

YEAR ENDING DECEMBER 31, 2017
Revenues	$422,843	$544,217	$574,057
Operating earnings	10,877	40,578	31,423
Net earnings	5,506	25,522	18,316
Diluted net earnings per common share	-	0.28	0.11

YEAR ENDED DECEMBER 31, 2016
Revenues	$376,108	$482,536	$462,052	$576,028
Operating earnings	8,867	37,624	23,627	76,055
Net earnings	4,032	23,756	13,463	50,320
Diluted net earnings (loss) per common share	(0.19)	0.55	0.24	1.14

YEAR ENDED DECEMBER 31, 2015
Revenues	$335,762	$409,832	$420,278	$556,114
Operating earnings	2,345	(16,748)	29,810	64,977
Net earnings from continuing operations	40	(21,359)	18,414	42,820
Net earnings (loss) from discontinued operations	(1,937)	3,041	-	-
Net earnings (loss)	(1,897)	(18,318)	18,414	42,820
Diluted net earnings (loss) per common share:
Continuing operations	0.22	(0.79)	0.20	0.92
Discontinued operations	(0.05)	0.08	-	-
	0.17	(0.71)	0.20	0.92

OTHER DATA (see "Reconciliation of non-GAAP measures")
Adjusted EBITDA - 2017	$29,289	$59,607	$52,246
Adjusted EBITDA - 2016	22,184	52,795	37,643	$90,440
Adjusted EBITDA - 2015	14,583	44,565	43,043	79,143
Adjusted EPS - 2017	0.33	0.76	0.61
Adjusted EPS - 2016	0.19	0.63	0.40	1.22
Adjusted EPS - 2015	0.10	0.58	0.52	1.06

Seasonality and quarterly fluctuations

The Company generates peak revenues and earnings in the month of December followed by a low in January and February as a result of the timing of closings on commercial real estate sales brokerage transactions. Revenues and earnings during the balance of the year are relatively even. These sales brokerage operations comprise approximately 30% of our annual consolidated revenues. Variations can also be caused by business acquisitions or dispositions which alter the consolidated service mix.

Reconciliation of non-GAAP measures

In this MD&A, we make reference to “adjusted EBITDA” and “adjusted earnings per share”, which are financial measures that are not calculated in accordance with GAAP.

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items (including transaction costs, contingent acquisition consideration fair value adjustments and contingent acquisition consideration-related compensation expense); (vi) restructuring costs and (vii) stock-based compensation expense. We use adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted EBITDA appears below.

18

	Three months ended		Nine months ended
(in thousands of US$)	September 30		September 30
	2017	2016	2017	2016

Net earnings	$18,316	$13,461	$49,344	$41,250
Income tax	9,952	8,207	26,194	24,138
Other income, net	(332)	(362)	(2,368)	(2,183)
Interest expense, net	3,487	2,321	9,708	6,913
Operating earnings	31,423	23,627	82,878	70,118
Depreciation and amortization	12,976	11,390	39,384	33,038
Acquisition-related items	6,149	352	13,666	2,397
Restructuring costs	760	1,804	1,803	4,580
Stock-based compensation expense	938	471	3,411	2,489
Adjusted EBITDA	$52,246	$37,645	$141,142	$112,622

Adjusted earnings per share is defined as diluted net earnings per common share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) amortization expense related to intangible assets recognized in connection with acquisitions; (iii) acquisition-related items; (iv) restructuring costs and (v) stock-based compensation expense. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted earnings per share is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted earnings per share appears below.

19

	Three months ended		Nine months ended
(in thousands of US$)	September 30		September 30
	2017	2016	2017	2016

Net earnings	$18,316	$13,461	$49,344	$41,250
Non-controlling interest share of earnings	(5,348)	(3,286)	(12,464)	(11,259)
Amortization of intangible assets	6,183	5,192	20,148	15,619
Acquisition-related items	6,149	352	13,666	2,397
Restructuring costs	760	1,804	1,803	4,580
Stock-based compensation expense	938	471	3,411	2,489
Income tax on adjustments	(2,057)	(2,117)	(6,523)	(6,356)
Non-controlling interest on adjustments	(1,048)	(399)	(2,777)	(1,332)
Adjusted net earnings	$23,893	$15,478	$66,608	$47,388

	Three months ended		Nine months ended
(in US$)	September 30		September 30
	2017	2016	2017	2016

Diluted net earnings per common share	$0.11	$0.24	$0.39	$0.61
Non-controlling interest redemption increment	0.22	0.02	0.55	0.16
Amortization of intangible assets, net of tax	0.10	0.09	0.32	0.25
Acquisition-related items	0.14	0.01	0.31	0.06
Restructuring costs, net of tax	0.02	0.03	0.04	0.08
Stock-based compensation expense, net of tax	0.02	0.01	0.09	0.06
Adjusted earnings per share	$0.61	$0.40	$1.70	$1.22

We believe that the presentation of adjusted EBITDA and adjusted earnings per share, which are non-GAAP financial measures, provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations. We use these non-GAAP financial measures when evaluating operating performance because we believe that the inclusion or exclusion of the items described above, for which the amounts are non-cash or non-recurring in nature, provides a supplemental measure of our operating results that facilitates comparability of our operating performance from period to period, against our business model objectives, and against other companies in our industry. We have chosen to provide this information to investors so they can analyze our operating results in the same way that management does and use this information in their assessment of our core business and the valuation of the Company. Adjusted EBITDA and adjusted earnings per share are not calculated in accordance with GAAP, and should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. Non-GAAP financial measures have limitations in that they do not reflect all of the costs or benefits associated with the operations of our business as determined in accordance with GAAP. As a result, investors should not consider these measures in isolation or as a substitute for analysis of our results as reported under GAAP.

Percentage revenue variances presented on a local currency basis are calculated by translating the current period results of our non-US dollar denominated operations to US dollars using the foreign currency exchange rates from the periods against which the current period results are being compared. Percentage revenue variances presented on an internal growth basis are calculated assuming acquired entities were owned for the entire current period as well as the entire prior period. Revenue from acquired entities is estimated based on the operating performance of each acquired entity for the year prior to the acquisition date. We believe that these revenue growth rate methodologies provide a framework for assessing the Company’s performance and operations excluding the effects of foreign currency exchange rate fluctuations and acquisitions. Since these revenue growth rate measures are not calculated under GAAP, they may not be comparable to similar measures used by other issuers.

Liquidity and capital resources

Net cash provided by operating activities for the nine month period ended September 30, 2017 was $68.0 million, versus $47.9 million in the prior year period. Cash generation reflects the seasonally strong third quarter, consistent with historical patterns. In particular, the third quarter had a build-up of accrued liabilities (commissions and incentive compensation) in contrast with the first and second quarters, where accrued liabilities declined as commissions and incentive compensation attributable to prior periods were paid. We believe that cash from operations and other existing resources will continue to be adequate to satisfy the ongoing working capital needs of the Company.

20

For the nine months ended September 30, 2017, capital expenditures were $28.9 million. Based on our current operations, capital expenditures for the year ending December 31, 2017 are expected to be $40 - $45 million.

Net indebtedness as at September 30, 2017 was $262.1 million, versus $149.4 million at December 31, 2016. Net indebtedness is calculated as the current and non-current portion of long-term debt less cash and cash equivalents. The change in indebtedness was attributable to recent purchases of businesses and non-controlling interests, and capital expenditures. We are in compliance with the covenants contained in our financing agreements as at September 30, 2017 and, based on our outlook for the balance of the year, we expect to remain in compliance with these covenants. We had $320.7 million of available unused credit as of September 30, 2017.

On January 18, 2017, the Company entered into an amended and restated credit agreement with a syndicate of banks to provide a committed unsecured multi-currency revolving credit facility (the “Facility”) of $700.0 million, replacing the prior secured credit facility of $525.0 million. The Facility has a 5-year term ending January 18, 2022. The Facility bears interest at floating reference rates plus an applicable margin of 1.50% to 2.75% depending on certain leverage ratios, and requires a commitment fee of 0.30% to 0.55% of the unused portion depending on certain leverage ratios, with all pricing unchanged from the prior credit facility. At any time during the term, we have the right to increase the Facility by up to $150.0 million, on the same terms and conditions as the original Facility.

On April 11, 2017, the Company entered into interest rate swaps to fix $100.0 million notional amount of Facility debt. As a result, 27% of the Company’s debt as of September 30, 2017 was fixed at a rate of 1.897% plus the applicable margin.

On May 18, 2017, the Company’s Board of Directors approved a semi-annual cash dividend of $0.05 per Common Share (being the Subordinate Voting Shares and Multiple Voting Shares). Dividends are paid in cash after the end of the second and fourth quarters, to shareholders of record on the last business day of the relevant quarter. All dividend payments are subject to the discretion of our Board of Directors.

In relation to acquisitions completed during the past three years, we have outstanding contingent consideration, assuming all contingencies are satisfied and payment is due in full, totalling $97.3 million as at September 30, 2017 ($72.8 million as at December 31, 2016). The contingent consideration liability is recognized at fair value upon acquisition and is updated to fair value each quarter, unless it contains an element of compensation, in which case such element is treated as compensation expense over the contingency period. The contingent consideration is based on achieving specified earnings levels, and is paid or payable after the end of the contingency period, which extends to January 2022. We estimate that approximately 85% of the contingent consideration outstanding as of September 30, 2017 will ultimately be paid.

The following table summarizes our contractual obligations as at September 30, 2017:

Contractual obligations	Payments due by period
(in thousands of US$)		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years

Long-term debt	$369,931	$1,179	$355	$368,397	$-
Interest on long-term debt	42,680	9,951	19,830	12,899	-
Capital lease obligations	1,965	1,066	896	2	-
Contingent acquisition consideration	53,917	20,498	26,591	2,442	4,386
Operating leases	358,546	78,207	125,597	82,533	72,209
Purchase commitments	7,343	5,980	1,363	-	-

Total contractual obligations	$834,383	$116,881	$174,632	$466,275	$76,595

21

At September 30, 2017, we had commercial commitments totaling $10.4 million comprised of letters of credit outstanding due to expire within one year.

Redeemable non-controlling interests

In most operations where managers are also minority owners, the Company is party to shareholders’ agreements. These agreements allow us to “call” the minority position at a value determined with the use of a formula price, which is in most cases equal to a multiple of trailing two-year average earnings, less debt. Minority owners may also “put” their interest to the Company at the same price, with certain limitations including (i) the inability to “put” more than 33.3% or 50% of their holdings in any twelve-month period and (ii) the inability to “put” any holdings for at least one year after the date of our initial acquisition of the business or the date the minority shareholder acquired the shares, as the case may be.

The total value of the minority shareholders’ interests (the “redemption amount”), as calculated in accordance with the shareholders’ agreements as of September 30, 2017, was $128.9 million (December 31, 2016 - $126.0 million). The amount recorded on our balance sheet in the “mezzanine” section of the balance sheet, outside of shareholders’ equity under the caption “Redeemable non-controlling interests” (“RNCI”) is the greater of: (i) the redemption amount (as above) and (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. The RNCI are considered to be redeemable securities. Increases or decreases to the formula price of the underlying shares are recognized in the statement of earnings as the NCI redemption increment immediately as they occur.

As at September 30, 2017, the RNCI recorded on the balance sheet was $140.2 million (December 31, 2016 - $134.8 million). The purchase prices of the RNCI may be satisfied in cash or in Subordinate Voting Shares of Colliers. If all RNCI were redeemed with cash on hand and borrowings under the Facility, the estimated accretion to diluted net earnings per share for the nine months ended September 30, 2017 would be $0.80 and the accretion to adjusted EPS would be $0.25.

Off-balance sheet arrangements

The Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Company’s financial performance or financial condition other than the payments which may be required to be made under the sale of control arrangement contained in the restated management services agreement with Colliers, Jayset Management CIG Inc. and Jay S. Hennick, a description of which is set out in Note 13 to the September 30, 2017 unaudited consolidated financial statements and the commitments and contingencies detailed in Note 21 to the December 31, 2016 audited consolidated financial statements.

Critical accounting estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions with respect to the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. These estimates and assumptions are based upon management’s historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates. Our critical accounting estimates have been reviewed and discussed with our Audit & Risk Committee. There have been no material changes to our critical accounting estimates from those disclosed in our MD&A for the year ended December 31, 2016.

Quarterly income tax provision

Each quarter, we estimate our income tax on the interim consolidated financial statements using an estimate of the effective tax rate for the full year which is based on forecasted earnings by country, expected enacted statutory tax rates, and estimated tax adjustments. We evaluate our annual effective tax rate estimate on a quarterly basis to reflect changes in forecasted earnings, geographical mix of earnings, and legislative actions on statutory tax rates and other relevant matters effective in the quarter and which legislation is enacted.

22

The tax effect of discrete items occurring in the quarter also impacts our effective tax rate.

Impact of recently issued accounting standards

Recently adopted accounting guidance

In November 2015, the FASB issued ASU No. 2015-17, Balance Sheet Classification of Deferred Taxes. This ASU simplifies the presentation of all tax assets and liabilities by no longer requiring an allocation between current and non-current. All deferred tax assets and liabilities, along with any related valuation allowance are to be classified as non-current on the balance sheet. The Company adopted this ASU effective January 1, 2017 using the retrospective transition method. The impact of the change on the December 31, 2016 consolidated balance sheet was to (i) reduce current deferred income tax assets by $18.3 million; (ii) increase non-current deferred income tax assets by $13.8 million; (iii) reduce current deferred income tax liabilities by $0.4 million and (iv) reduce non-current deferred income tax liabilities by $4.1 million.

In March 2016, the FASB issued ASU No. 2016-09, Compensation - Stock Compensation: Improvements to Employee Share-Based Payment Accounting. This ASU simplifies how share-based payments are accounted for and presented. Income tax expense is expected to be impacted as entities are required to record all of the tax effects related to share-based payments at settlement through the income statement. This standard removes the requirement to delay recognition of a windfall tax benefit until it reduces taxes payable and instead records the benefit when it arises. The standard also permits entities to make an accounting policy election for the impact of forfeitures by allowing them to be estimated, as required today, or recognized when they occur. The Company adopted this ASU effective January 1, 2017, using the modified retrospective transition method with (i) a cumulative effect adjustment of $0.5 million to increase retained earnings and (ii) the forfeiture rate continuing to be estimated.

Recently issued accounting guidance, not yet adopted

Beginning in May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers, as well as several related ASUs (collectively, the “Revenue Guidance”). The Revenue Guidance clarifies the principles for recognizing revenue and develops a common revenue standard for GAAP and International Financial Reporting Standards (“IFRS”). The Company will adopt the Revenue Guidance effective January 1, 2018 using the full retrospective transition method. The Company has assessed each of its revenue streams for the possible impact of the Revenue Guidance and based on the assessment, its application will result in the following:

(i)	Acceleration of revenues that are based, in part, on future contingent events. Lease brokerage revenues in certain countries where the Company operates will be recognized earlier. Under the new guidance, the Company’s performance obligation will typically be satisfied upon lease execution, and therefore revenues that are earned under arrangements that contain future contingent events will be recognized earlier so long as it is not subject to significant risk of reversal. Under existing GAAP, such revenues are deferred until the related contingency (e.g. tenant occupancy) is resolved. This change will result in earlier recognition of revenue, the related cost of revenue and earnings.
(ii)	An increase in the proportion of reimbursable expenses related to the Company’s property management activities accounted for as revenue on a gross basis. Under the new guidance, principal vs. agent indicators were revised with a focus on control over services provided by third-party service providers. This will result in an increase in revenue and a corresponding increase in cost of revenue, with no impact on earnings.
(iii)	Expanded disclosure related to revenue from contracts, particularly surrounding contract assets and liabilities.

In February 2016, the FASB issued ASU No. 2016-02, Leases. This ASU affects all aspects of lease accounting and has a significant impact to lessees as it requires the recognition of a right-of use asset and a lease liability for virtually all leases including operating leases. In addition to balance sheet recognition, additional quantitative and qualitative disclosures will be required. The Company has catalogued and abstracted key terms of its leases and has selected a software solution to assist with the additional accounting and disclosures required. The Company’s assets and liabilities will be impacted by the recognition of a right-of-use asset and lease liability. Related balance sheet ratios will also be impacted. Covenant ratio calculations under the Company’s revolving credit facility will however not be impacted, as they will continue to be based on the accounting standards in place as of September 30, 2016. The Company will adopt this ASU effective January 1, 2019, using the modified retrospective transition method.

23

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows – Classification of Certain Cash Receipts and Cash Payments. This ASU reduces diversity in how certain transactions are classified in the statement of cash flows. Under this guidance contingent consideration payments made soon after an acquisition’s closing date should be classified as cash outflows for investing activities. The Company is currently assessing the impact of this standard on its financial statements. The Company will adopt this ASU effective January 1, 2018, using the retrospective transition method.

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations – Clarifying the Definition of a Business which clarifies and simplifies the definition of a business. Under this guidance, when substantially all of the fair value of gross assets acquired is concentrated in a single asset (or group of similar assets), the assets acquired would not represent a business. This will likely result in more acquisitions being accounted for as asset purchases which impacts many areas of accounting such as acquisitions, disposals, goodwill impairment and consolidation. This standard is effective for annual and interim periods beginning after December 15, 2017, with early adoption permitted. The Company will adopt this ASU effective January 1, 2018, using prospective application.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles – Goodwill and Other: Simplifying the Accounting for Goodwill Impairment to remove Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. Under this guidance, a goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The standard is effective for annual and interim periods beginning after December 15, 2019, with early adoption permitted. The Company is currently assessing the impact of this ASU on its financial statements.

Impact of IFRS

On January 1, 2011, many Canadian companies were required to adopt IFRS. In 2004, in accordance the rules of the CSA, our predecessor, FirstService Corporation (“Old FSV”), elected to report exclusively using US GAAP and further elected not to adopt IFRS on January 1, 2011. Under the rules of the CSA, we are permitted to continue preparing financial statements in accordance with US GAAP going forward.

Financial instruments

We use financial instruments as part of our strategy to manage the risk associated with interest rates and currency exchange rates. We do not use financial instruments for trading or speculative purposes. On April 11, 2017 we entered into interest rate swap agreements to convert the LIBOR floating interest rate on $100.0 million of US dollar denominated debt into a fixed interest rate of 1.897% plus the applicable margin of 1.50% to 2.75%. The term of the swaps matches the maturity of the underlying Facility, with a maturity date of January 18, 2022. The swaps are being accounted for as cash flow hedges. As at September 30, 2017, the fair value of the swaps recorded on the balance sheet was a liability of $0.3 million.

Transactions with related parties

As at September 30, 2017, the Company had $9.1 million of loans receivable from non-controlling shareholders (December 31, 2016 - $4.9 million) and no loans payable to minority shareholders (December 31, 2016 - nil). The business purpose of the loans receivable is to finance the sale of non-controlling interests in subsidiaries to senior managers. The business purpose of the loans payable is to finance purchases of non-controlling interests. The loan amounts are measured based on the formula price of the underlying non-controlling interests, and interest rates are determined based on the Company’s cost of borrowing plus a spread. The loans have terms of one to ten years, but are open for repayment without penalty at any time.

24

Outstanding share data

The authorized capital of the Company consists of an unlimited number of preference shares, issuable in series, an unlimited number of Subordinate Voting Shares and an unlimited number of Multiple Voting Shares. The holders of Subordinate Voting Shares are entitled to one vote in respect of each Subordinate Voting Share held at all meetings of the shareholders of the Company. The holders of Multiple Voting Shares are entitled to twenty votes in respect of each Multiple Voting Share held at all meetings of the shareholders of the Company. Each Multiple Voting Share is convertible into one Subordinate Voting Share at any time at the election of the holders thereof.

As of the date hereof, the Company has outstanding 37,552,292 Subordinate Voting Shares and 1,325,694 Multiple Voting Shares. In addition, as at the date hereof 1,789,450 Subordinate Voting Shares are issuable upon exercise of options granted under the Company’s stock option plan.

On July 13, 2017, the Company announced a Normal Course Issuer Bid (“NCIB”) effective from July 18, 2017 to July 17, 2018. The Company is entitled to repurchase up to 2,700,000 Subordinate Voting Shares on the open market pursuant to the NCIB. Any shares purchased under the NCIB will be cancelled.

Canadian tax treatment of dividends

For the purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our Subordinate Voting Shares and Multiple Voting Shares are designated as “eligible dividends”. Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Changes in internal controls over financial reporting

There have been no changes in our internal controls over financial reporting during the three and nine month periods ended September 30, 2017 that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting.

Legal proceedings

Colliers is involved in various legal claims associated with the normal course of operations and believes it has made adequate provision for such legal claims.

Spin-off risk

On June 1, 2015, the predecessor to our Company, Old FSV, completed a plan of arrangement (the “Spin-off”) which separated Old FSV into two independent publicly traded companies – Colliers International Group Inc., a global leader in commercial real estate services and new FirstService Corporation (“FirstService”), the North American leader in residential property management and related services. Under the Spin-off, Old FSV shareholders received one Colliers share and one FirstService share of the same class as each Old FSV share previously held.

Although the Spin-off is complete, the transaction exposes Colliers to certain ongoing risks. The Spin-off was structured to comply with all the requirements of the public company "butterfly rules" in the Income Tax Act (Canada). However, there are certain requirements of these rules that depend on events occurring after the Spin-off is completed or that may not be within the control of Colliers and/or FirstService. If these requirements are not met, Colliers could be exposed to significant tax liabilities which could have a material effect on the financial position of Colliers. In addition, Colliers has agreed to indemnify FirstService for certain liabilities and obligations related to its business at the time of the Spin-off. These indemnification obligations could be significant. These risks are more fully described in the Management Information Circular of Old FSV dated March 16, 2015 which is available under Colliers’ SEDAR profile at www.sedar.com.

25

Forward-looking statements and risks

This MD&A contains forward-looking statements with respect to expected financial performance, strategy and business conditions. The words “believe,” “anticipate,” “estimate,” “plan,” “expect,” “intend,” “may,” “project,” “will,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements reflect management's current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risk and uncertainties. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors which may cause such differences include, but are not limited to those set out below, those set out above under “Spin-off risk” and those set out in detail in the “Risk factors” section of the Company’s Annual Information Form:

•	Economic conditions, especially as they relate to commercial and consumer credit conditions and business spending, particularly in regions where our operations may be concentrated.
•	Commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions.
•	Trends in pricing and risk assumption for commercial real estate services.
•	The effect of significant movements in average cap rates across different property types.
•	A reduction by companies in their reliance on outsourcing for their commercial real estate needs, which would affect our revenues and operating performance.
•	Competition in the markets served by the Company.
•	The ability to attract new clients and to retain major clients and renew related contracts.
•	The ability to retain and incentivize revenue producing staff.
•	Increases in wage and benefit costs.
•	The effects of changes in interest rates on our cost of borrowing.
•	Unexpected increases in operating costs, such as insurance, workers’ compensation and health care.
•	Changes in the frequency or severity of insurance incidents relative to our historical experience.
•	The effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Canadian dollar, Australian dollar, UK pound and Euro denominated revenues and expenses.
•	Our ability to identify and make acquisitions at reasonable prices and successfully integrate acquired operations.
•	The ability to execute on, and adapt to, information technology strategies and trends.
•	The ability to comply with laws and regulations related to our global operations, including real estate licensure, labour and employment laws and regulations, as well as the anti-corruption laws and trade sanctions.
•	Political conditions, including political instability, elections, referenda, trade policy changes, immigration policy changes or any outbreak or escalation of hostilities or terrorism and the impact thereof on our business.
•	Changes in government laws and policies at the federal, state/provincial or local level that may adversely impact our businesses.

We caution that the foregoing list is not exhaustive of all possible factors, as other factors could adversely affect our results, performance or achievements. The reader is cautioned against undue reliance on these forward-looking statements. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved. We note that past performance in operations and share price are not necessarily predictive of future performance. We disclaim any intention and assume no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

Additional information

Additional information about Colliers, including our Annual Information Form for the year ended December 31, 2016, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Further information about us can also be obtained at www.colliers.com.

26